FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of May 2017

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated: May 17, 2017

Press Release

Eltek Reports 2017 First Quarter Financial Results

•	Revenues of $8.5 million in the first quarter of 2017
•	Gross profit of $485,000
•	Net loss of $814,000

PETACH-TIKVA, Israel, May 17, 2017 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended March 31, 2017.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: "Our sales in the first quarter were $8.5 million, approximately 1% lower than the first quarter of 2016 excluding Kubatronik, and an approximately 15% increase over the $7.3 million revenues we recorded in the fourth quarter of 2016 (excluding Kubatronik).  We are pleased to report that since the end of the quarter we have noticed revitalization in certain of our customers' activity, which we hope to benefit from during the remainder of the year. The low exchange rate of the US dollar compared to the NIS is a matter of concern to us. Our NIS denominated expenses, such as salaries, building lease, energy, etc., have increased in dollar terms. We are taking actions to: (1) increase incoming orders; (2) continue the increase in manufacturing efficiency; (3) continue attempting to lower raw material purchase prices; and (4) explore different methods of protecting us, as much as possible, against the decrease in the dollar exchange rate. We continue to strive to leverage our marketing and operating capabilities in all areas, and especially in the defense sectors, where we have experienced an increase in the demand for our products. We expect that the steps we are taking will bear fruit later this year, for the benefit of our shareholders.

We will request a 180 calendar day extension in order to regain compliance with Nasdaq's requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Listing Rules. Mr. Nissan concluded. For additional information regarding this, please see our 6-K published on January 3, 2017

When comparing the results to the first quarter of 2016, please note that the operations of Kubatronik Leiterplatten GmbH were included in Eltek's results during the comparable period in 2016. Therefore, selected financial information is also presented on a proforma basis, excluding Kubatronik's results in Q1-2016.

Highlights of the First Quarter of 2017 compared to the First Quarter of 2016

•	Revenues for the first quarter of 2017 were $8.5 million compared with revenues of $9.8 million in the first quarter of 2016 ($8.6 million excluding Kubatronik);

•	Gross profit was $485,000 (5.7% of revenues) compared with gross profit of $938,000 (9.6% of revenues) in the first quarter of 2016 ($734,000 or 8.5% of revenues excluding Kubatronik);

•	Operating loss was $630,000 compared to an operating loss of $293,000 in the first quarter of 2016 ($342,000 excluding Kubatronik);

•
Net loss was $814,000 or $0.08 per fully diluted share, compared to a net loss of $384,000 or $0.04  per fully diluted share in the first quarter of 2016 ($409,000 or $0.04 per fully diluted share excluding Kubatronik);

•	EBITDA was a negative amount of $210,000 (2.5% of revenues) compared to EBITDA of $167,000 (1.7% of revenues) in the first quarter of 2016 ($88,000 (1% of revenues) excluding Kubatronik);

•	Net cash used in operating activities amounted to $775,000 compared to a positive net cash generation of $890,000 in the first quarter of 2016.

Conference Call
Today, Wednesday, May 17, 2017 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Mr. Roberto Tulman, Deputy CEO and Chief Technology Officer, and Mr. Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:                 1-888-281-1167
Israel:                                03-9180687
At:

9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek's corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company's headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company's presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Oded Ben Chorin
KM Investor relations
Tel: +972- 3-5167620
oded@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2017	2016

Revenues	8,467	9,800
Costs of revenues	(7,983)	(8,863)

Gross profit	485	938

Selling, general and administrative expenses	(1,095)	(1,198)

R&D expenses, net	(19)	(32)

Operating profit (loss)	(630)	(293)

Financial expenses, net	(177)	(61)

Profit (loss) before other income, net	(807)	(354)

Other income, net	16	0

Profit (loss) before income tax expenses	(791)	(354)

Tax expenses	(23)	(23)

Net Profit (loss)	(814)	(377)

Net loss attributable to non controlling interest	0	7

Net Profit (loss) attributable to Eltek Ltd.	(814)	(384)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.08)	(0.04)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,	March 31,
	2017	2016
Assets

Current assets
Cash and cash equivalents	1,029	938
Receivables: Trade, net of provision for doubtful accounts	7,007	7,692
Other	160	239
Inventories	3,992	4,481
Prepaid expenses	263	202

Total current assets	12,451	13,552

Deferred taxes	(12)	1,096

Assets held for employees' severance benefits	53	50

Fixed assets, less accumulated depreciation	8,871	10,089

Intangible asset	341	293

Total assets	21,704	25,080

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	3,918	816
Accounts payable: Trade	5,785	6,294
Other	3,853	4,721

Total current liabilities	13,556	11,831

Long-term liabilities
Long term debt, excluding current maturities	1,803	2,727
Employee severance benefits	151	298

Total long-term liabilities	1,954	3,025

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,189	2,254
Capital reserve	695	695
Accumulated deficit	(15,945)	(11,891)
Shareholders' equity	6,194	10,313
Non controlling interest	0	(89)
Total equity	6,194	10,224
Total liabilities and shareholders' equity	21,704	25,080

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2017	2016

GAAP net Income (loss)	(814)	(384)
Add back items:

Financial expenses (income), net	177	61
Income tax expense	23	23
Depreciation and amortization	404	430
Adjusted EBITDA	(210)	167

Eltek Ltd.
Consolidated Statement of  Cash flow
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2017	2016
Cash flows from operating activities:

Net Income (loss)	(814)	(377)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	417	467
Capital lose on disposal of fixed assets, net	(13)
Revaluation of long term loans	3	1
Decrease (increase) in Deferred Tax	12	7
	418	475

Decrease (increase) in trade receivables	(943)	590
Decrease (increase) in other receivables and prepaid expenses	58	35
Decrease (increase) in inventories	161	126
Increase (decrease) in trade payables	529	81
Increase (decrease) in other liabilities and accrued expenses	(183)	(38)
Increase (decrease) in employee severance benefits, net	(1)	(2)
	(380)	792

Net cash provided by operating activities	(775)	890

	Three months ended
	December 31,
	2016	2015

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(91)	(93)
Purchase of Intangible asset	-	(7)
Net cash used in investing activities	(91)	(100)

Cash flows from financing activities:
Increase (decrease) in short- term credit	859	(486)
Repayment of long-term loans from bank	(199)	(155)
Proceeds from long-term loans	(36)	-
Repayment of credit from fixed asset payables	(33)	(257)
Net cash provided by (used in) financing activities	591	(898)

Effect of translation adjustments	346	8

Net increase (decrease) in cash and cash equivalents	(205)	(100)

Cash and cash equivalents at beginning of the period	1,234	1,038

Cash and cash equivalents at period end	1,028	938

Eltek  ltd.
Proforma (Non-GAAP) Statements of Operations
(In thousands US$, except per share data)
Excluding Kubatronik's operation in 2016

	Solo Three months ended

	March 31,
	2017	2016
	Unaudited

Revenues	8,467	8,593
Costs of revenues	(7,983)	(7,859)

Gross profit	485	734

Research and development income, net	(19)	(32)

Selling, general and administrative expenses	(1,095)	(1,044)

Operating profit (loss)	(630)	(342)

Financial expenses, net	(177)	(44)

Profit (loss) before other income, net	(807)	(386)

Other income, net	16	0

Profit (loss) before income tax expenses	(791)	(386)

Income tax (expenses), net	(23)	(23)

Net Profit (loss)	(814)	(409)

Diluted net loss per ordinary share	(0.08)	(0.04)

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	10,143	10,143

Eltek  ltd.
Proforma (Non-GAAP) Balance Sheets
(In thousands US$)
Excluding Kubatronik's operation in 2016

	March 31,
	2017	2016
	Unaudited
Assets

Current assets
Cash and cash equivalents	1,029	872
Receivables: Trade, net of provision for doubtful accounts	7,007	7,219
Other	160	1,323
Inventories	3,992	4,109
Prepaid expenses	263	218

Total current assets	12,451	13,741

Deferred taxes	(12)	1,096

Assets held for employees' severance benefits	53	50

Fixed assets, less accumulated depreciation	8,871	9,410

Investment		(334)

Investment	341	293

Total assets	21,704	24,256

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	3,918	816
Accounts payable: Trade	5,785	5,878
Other	3,853	4,504

Total current liabilities	13,556	11,198

Long-term liabilities
Long term debt, excluding current maturities	1,803	2,498
Employee severance benefits	151	247

Total long-term liabilities	1,954	2,745

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,189	2,254
Capital reserve	695	695
Accumulated deficit	(15,945)	(11,891)
Shareholders' equity	6,194	10,313
Non controlling interest	0	0
Total equity	6,194	10,313
Total liabilities and shareholders' equity	21,704	24,256

Eltek Ltd.
Proforma Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)
Excluding Kubatronik's operation in 2016

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,	March 31,
	2017	2016

GAAP net Income (loss)	(814)	(409)
Add back items:

Financial expenses (income), net	177	44
Income tax expense	23	23
Depreciation and amortization	404	430
Adjusted EBITDA	(210)	88